Exhibit 10.2
“[*]” = confidential portions of this document that have been omitted and have been separately filed with the Securities and Exchange Commission pursuant to an application for confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended.
COAL SUPPLY AGREEMENT
BETWEEN
COALSALES, LLC
AND
RENTECH ENERGY MIDWEST CORPORATION
Dated as of May 25, 2007

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COAL SUPPLY AGREEMENT
BETWEEN
COALSALES, LLC
AND
RENTECH ENERGY MIDWEST CORPORATION
     This COAL SUPPLY AGREEMENT (the “Agreement”) is made and entered into as of the 25th day of May, 2007, by and between COALSALES, LLC (“Seller”) and RENTECH ENERGY MIDWEST CORPORATION (“Buyer”). Seller is a Delaware limited liability company, with its principal place of business in St. Louis, Missouri. Buyer is a Delaware corporation, with its principal place of business in East Dubuque, Illinois. Together, Seller and Buyer are “Parties” to the Agreement and either Seller or Buyer individually is a “Party” to the Agreement.
     WHEREAS, Seller is an Affiliate of Coulterville Coal Company, LLC, which owns the coal mine known as the Gateway Mine located in Coulterville, Illinois;
     WHEREAS, Seller desires to fulfill its obligations under this Agreement (i) by securing Coal from the Gateway Mine, other portions of the Greater Belleville Underground Area, or other Illinois coal sources available to Seller and (ii) by selling such Coal to Buyer in accordance with the terms, and subject to the conditions, of this Agreement;
     WHEREAS, Buyer desires to purchase Coal for the full coal requirements of Buyer’s Facility; and
     WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, Coal in the amounts and upon the terms and conditions set forth in this Agreement.
     NOW THEREFORE, in consideration of the mutual covenants and obligations stated in this Agreement, the receipt and sufficiency of which the Parties acknowledge, Seller and Buyer hereby agree as follows:
SECTION 1. DEFINED TERMS
     The words and phrases listed in Section 1 shall have the meanings ascribed to them in Section 1 wherever they appear in this Agreement as defined terms, which shall be indicated by initial capital letters on each word. Capitalized words and phrases contained in this Agreement that are not listed in Section 1 of this Agreement shall be defined in the particular Section(s) in which they are used.
1.1	“Actual Btu/lb” shall have the meaning given in Section 10.3.1.

1.2	“Additional Tons” shall have the meaning given in Section 4.4.

1.3	“Adequate Assurances” shall have the meaning given in Section 20.3.

1.4	“Adjusted Base Price” shall have the meaning given in Section 10.2.2(b).

1.5	“Adjusted Btu Price” shall have the meaning given in Section 10.3.2.

1.6	“Adjusted Starting Delivery Date Range” shall have the meaning given in Section 2.2.

1.7	“Agreement” means this Coal Supply Agreement by and between COALSALES, LLC and Rentech Energy Midwest Corporation.

1.8	“Affiliate” shall mean any person or entity with control over or subject to control by, or under direct or indirect common control with a Party. For purposes of this definition, “control” when used with respect to a specific Person (including the Parties) means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract, or otherwise. Notwithstanding the foregoing, in no event shall either Party be deemed an Affiliate of the other Party for the purposes of this Agreement.

1.9	“Alternative Source” shall have the meaning given in Section 6.1.

1.10	“Analysis” shall have the meaning given in Section 12.2.

1.11	“Annual Nomination” refers to the total number of tons of Coal that Buyer instructs Seller to deliver during each Delivery Year, in accordance with Section 4.2 of this Agreement.

1.12	“Applicable Laws” shall mean any laws, statutes, ordinances, regulations, rules, notice requirements, court decisions, agency guidelines, principles of law and orders of any Governmental Authority which are applicable to Buyer, Seller, the Mine or the Facility, as the case may be.

1.13	“As Received” means “as-received basis” as defined in the ASTM Standards Designation: D3180-89 (Standard Practice for Calculating Coal and Coke Analyses from As Determined to Different Bases).

1.14	“ASTM” shall have the meaning given in Section 12.2.

1.15	“Base Price” shall have the meaning given in Section 10.2.1.

1.16	“Basic Requirements” shall have the meaning given in Section 4.3.

1.17	“Billing Price” shall have the meaning given in Section 10.2.2(c).

1.18	“Btu Quality Adjustment” refers to the methodology prescribed by Section 10.3 to compensate Buyer and/or Seller for variations in the actual monthly weighted average heating value of Coal deliveries compared to the [*] Btu/lb value used to set the Contract Price.

1.19	“Business Day” shall mean any Day other than a Legal Holiday.

1.20	“Buyer” shall have the meaning set forth in the Preamble to this Agreement and includes Buyer’s successors and permitted assigns under this Agreement.

1.21	“Buyer’s Facility” shall mean the Buyer’s feedstock converted coal-fed ammonia fertilizer and Fischer-Tropsch fuels production facility to be constructed at the existing natural gas-fed nitrogen fertilizer plant located in East Dubuque, Illinois.

1.22	“Coal” shall mean the coal supplied by Seller to Buyer hereunder, which coal shall have the specifications and quality characteristics equal to or better than those set forth in Section 5.2. Coal tendered for delivery by Seller shall be presumed to be Coal unless and until sampling and analysis performed in accordance with this Agreement establishes otherwise.

1.23	“Contract Price” shall have the meaning given in Section 10.1.

1.24	“Contract Year” means (i) the period beginning on the Effective Date and ending on December 31 of such calendar year for the first Contract Year, (ii) the period beginning on January 1 of the last calendar year this Agreement is in effect and ending on the date of termination of this Agreement for the last Contract Year, and (iii) for each other calendar year during the Term, the annual period beginning on January 1 and ending on December 31 of such calendar year.

1.25	“Day” shall mean calendar day unless the context in which the term “day” is used clearly indicates that a Business Day is indicated. The word day shall have such meaning whether or not the initial letter is capitalized.

1.26	“Declined Tons” shall have the meaning given in Section 4.4.

1.27	“Delivery Year” shall have the same meaning as Contract Year except that the first “Delivery Year” shall begin on the Starting Delivery Date and end on December 31 of such calendar year.

1.28	“Effective Date” shall have the meaning given in Section 2.1.

1.29	“Environmental Law” shall mean any Applicable Law pertaining to (i) the regulation and protection of health, safety and the indoor or outdoor environment, (ii) the conservation, management, development, control or use of land, natural resources or wildlife, (iii) the protection or use of surface water or ground water, (iv) the management, manufacture, possession, presence, use, generation, transportation, or handling of, or exposure to any, hazardous substance, or (v) pollution (including release of any hazardous substance to the air, land, surface water or ground water).

1.30	“Event of Default” shall have the meaning given in Section 15.1.

1.31	“Event of Force Majeure” shall have the meaning given in Section 14.1.

1.32	“Excuse Event” shall have the meaning given in Section 4.1

1.33	“Extension Period” shall have the meaning given in Section 2.4.

1.34	“Financing” shall have the meaning given in Section 19.5.

1.35	“First Year” shall have the meaning given in Section 4.2.

1.36	“Force Majeure” shall have the meaning given in Section 14.1.

1.37	“Force Majeure Period” shall have the meaning given in Section 14.2.

1.38	“Gateway Mine” means the mine located in Coulterville, Illinois that is owned or controlled by one or more Affiliates of Seller.

1.39	“GBU Area” shall mean all the lands that make up the Greater Belleville Underground coal areas in southwest Illinois (and shall include both surface and subsurface coal areas), and such contiguous areas located in Illinois in which Seller or Seller’s Affiliate(s) have the right, or hereafter acquire the right, to mine coal.

1.40	“GBUA Coal” shall mean Coal mined from the GBU Area.

1.41	“Governmental Authority” shall mean any nation or government (including, without limitation, the government of the United States), any state, county, municipal or other political subdivision thereof and any Person exercising legislative, judicial, regulatory or administrative functions of or pertaining to the government.

1.42	“Increased Base Price” shall have the meaning given in Section 10.2.2(a).

1.43	“Legal Holiday” shall mean Saturday, Sunday or any Day on which banking institutions in Illinois are authorized by law, regulation or executive order to remain closed.

1.44	“Lender” shall mean any bank, financial institution, lender, bondholder, noteholder or other institution entity (or any agent or trustee thereof) providing debt financing as part of the Financing.

1.45	“Mine” shall mean all the lands, structures, equipment, excavations, roadways, waste disposal sites, and transportation, loading, connecting, and related facilities located at or near the Gateway Mine. If Seller elects to permanently supply Substitute Coal under this Agreement from any other mine pursuant to Section 6.2, then the term “Mine” shall include the source of such Substitute Coal.

1.46	“Notice” shall mean a notice given in accordance with and complying with the requirements of Section 22.

1.47	“Party” shall mean either Buyer or Seller and “Parties” means both Buyer and Seller.

1.48	“Peabody” means Peabody Energy Corporation and its successors and permitted assigns.

1.49	“Point of Delivery” shall have the meaning given in Section 7.1.

1.50	“Project” means the proposed feedstock conversion of Rentech’s existing ammonia fertilizer production facility located in East Dubuque, Illinois from natural gas to coal gasification.

1.51	“Quality Specifications” shall have the meaning given in Section 5.1.

1.52	“Re-adjusted Starting Delivery Date Range” shall have the meaning given in Section 2.2.

1.53	“Royalties” are the per ton amount of any federal, state, tribal, and private royalties actually paid by Seller to any person (except royalties, if any, paid to an Affiliate of Seller) on Coal that Seller tenders to Buyer.

1.54	“Seller” shall have the meaning set forth in the Preamble to this Agreement and includes Seller’s successors and permitted assigns under this Agreement.

1.55	“Seller Parent Guaranty” shall have the meaning given in Section 20.1.

1.56	“Shortfall Tons” shall have the meaning given in Section 4.5.

1.57	“Starting Delivery Date” shall have the meaning given in Section 2.2.

1.58	“Starting Delivery Date Notice Date” shall have the meaning given in Section 2.2.

1.59	“Starting Delivery Date Range” shall have the meaning given in Section 2.2.

1.60	“Substitute Coal” means coal from an Alternative Source that meets the requirements of Section 6 of this Agreement.

1.61	“Taxes and Fees” are the per ton amount of taxes and fees (other than taxes imposed or calculated with respect to income or franchise taxes) actually levied or assessed with respect to the Coal that Seller tenders to Buyer, and which are paid by Seller to the applicable Governmental Entity, including but not limited to the following: Illinois sales tax, the U.S. Black Lung Excise Tax, the U.S. Reclamation Fee, or similarly applicable taxes and fees in the State of Illinois with respect to such Coal.

1.62	“Taxes, Fees and Royalties” shall mean Taxes and Fees and Royalties.

1.63	“Term” shall have the meaning given in Section 2.3.

1.64	“Tonnage Variations” shall have the meaning given in Section 4.3.

1.65	“Transportation Equipment” shall mean all coal transportation equipment (including rail cars), which Buyer owns, leases, or has rights to use and uses to transport Coal from the Point of Delivery to Buyer’s Facility.
SECTION 2. CONTRACT TERM
2.1 Effective Date. The “Effective Date” shall be the date of this Agreement.
2.2 Starting Delivery Date. The Starting Delivery Date shall occur between August 1, 2009 and January 1, 2011. At least eighteen (18) months before the Starting Delivery Date, Buyer shall provide Notice to Seller specifying a five month period in which the Starting Delivery Date will occur (which date must be between August 1, 2009 and January 1, 2011) (the “Starting Delivery Date Range”). At least fifteen (15) months before the Starting Delivery Date, Buyer shall provide Notice to Seller reducing the Starting Delivery Date Range from five (5) months to three (3) months (the “Adjusted Starting Delivery Date Range”) provided that such three (3) month period must begin and end within the Starting Delivery Date Range. At least seven (7) months before the Starting Delivery Date, Buyer shall provide Notice to Seller reducing the Adjusted Starting Delivery Range from three (3) months to one (1) month (the “Re-adjusted Starting Delivery Date Range”) provided that such one (1) month period must begin and end within the Adjusted Starting Delivery Date Range. At least three (3) months before the Starting Delivery Date, the “Starting Delivery Date Notice Date”). Buyer shall provide Notice to Seller of the date on which Coal deliveries will commence under this Agreement (the

“Starting Delivery Date”) which shall be a Business Day during the Re-adjusted Starting Delivery Date Range.
2.3 Term. The “Term” of this Agreement shall begin on the Effective Date and shall continue thereafter to and including December 31, 2017, unless earlier terminated in accordance with this Agreement, or unless extended pursuant to Section 2.4.
2.4 Term Extensions. The initial Term and each extended Term may be extended upon the mutual written agreement of both Parties for additional five (5) year extension periods (each an “Extension Period”). On or before January 1, 2016 (with respect to the initial Term) and January 1 of the last year of each Extension Period, Seller shall provide Notice to Buyer of the Mine source (which shall be a Mine located in Illinois), quality, pricing and escalation methodology offered for the next Extension Period, together with a sample of Coal from the offered Mine source, if available. Buyer shall provide Notice to Seller of its acceptance or rejection of the option by April 1 of such calendar year. If Buyer accepts such proposed terms, Buyer and Seller shall negotiate in good faith all remaining terms of this Agreement to be effective during the proposed Extension Period. If on or before June 30 of such calendar year Buyer and Seller mutually agree to the terms of this Agreement to be effective during the proposed Extension Period, then the term of this Agreement shall be extended to the end of such Extension Period on such agreed upon terms. If Buyer and Seller do not reach agreement on or before June 30 of such calendar year, then this Agreement shall terminate upon the expiration of the then current Term. In connection with any such termination of this Agreement, without regard to the reasons the Parties were unable to agree to an extension of the Term, Seller shall have the right of refusal as provided in Section 15.8 for a period of five (5) years from the date this Agreement terminates.
2.5 Delay in the Starting Delivery Date.
     2.5.1. If the Starting Delivery Date is delayed for any reason beyond [*] (other than as a result of the breach by Seller of this Agreement or a Seller claimed Event of Force Majeure), then within thirty (30) Days following receipt of a written invoice from Seller, accompanied by reasonable supporting documentation, Buyer shall pay Seller all out-of-pocket costs and obligations sustained by Seller as a result of the failure of the Starting Delivery Date to occur on or before January 1, 2010 (i.e., costs and obligations in excess of those costs and obligations Seller would have incurred if the Starting Delivery Date was [*]), plus interest at the annual rate of 12% per annum from the date such costs were incurred. Seller agrees to use commercially reasonable efforts to find an alternative buyer for the coal it would have supplied under this Agreement during the delay in order to mitigate its lost coal sale and other out-of-pocket costs and obligations associated with such delay.

     2.5.2 If the Starting Delivery Date has not occurred by [*] for any reason, then at any time thereafter until the Starting Delivery Date occurs Seller may, upon thirty (30) Days prior Notice to Buyer, terminate this Agreement without further liability of either Party to the other as a result of such termination; provided, however, that if Seller has not previously invoiced Buyer for its out-of-pocket costs and obligations as provided in Section 2.5.1 on or before the date of such Notice, Seller shall deliver such invoice to Buyer and Buyer shall be obligated to make such payments in connection with a termination of this Agreement pursuant to this Section 2.5.2. In addition, in connection with a termination of this Agreement pursuant to this Section 2.5.2, Seller shall have the right of refusal as provided in Section 15.8 for a period of five (5) years from the date this Agreement terminates.
2.6 Special Termination Rights.
     2.6.1 Seller Right. If closing of the Financing has not occurred on or before March 31, 2008 for any reason, then at any time thereafter until the closing of the Financing occurs, Seller may, upon ten (10) Days prior Notice to Buyer, terminate this Agreement without further liability of either Party to the other as a result of such termination.
     2.6.2 Buyer Right. If Buyer terminates and abandons development of the Project for any reason prior to the closing of the Financing, then upon ten (10) Days prior Notice to Seller, Buyer may terminate this Agreement without further liability of either Party to the other as a result of such termination.
SECTION 3. OUTLINE OF THE OBLIGATIONS OF THE PARTIES
3.1 Purpose. The purpose of this Section 3 is to state in brief form a summary of the obligations of the Parties under this Agreement. Notwithstanding this Section 3, Buyer and Seller expressly intend that all the promises, covenants and other obligations contained in any portion of this Agreement shall be performed as fully and faithfully as the obligations stated in this Section 3.
3.2 Obligations of Seller or Seller’s Affiliate(s). Subject to the terms and conditions of this Agreement, Seller or Seller’s Affiliate(s) shall perform the following obligations:
     3.2.1 Mine Coal from the Mine in the quantities and having the qualities set forth in this Agreement, subject to Seller’s rights to provide Substitute Coal pursuant to Section 6.2 of this Agreement.
     3.2.2 Tender Coal for delivery to Buyer at the Point of Delivery in the quantities and having the qualities set forth in this Agreement, and in accordance with the schedules established pursuant to this Agreement.

     3.2.3 Provide, operate, and maintain the loading facility to accomplish the loading of Coal into the Transportation Equipment provided by Buyer in accordance with this Agreement.
     3.2.4 Perform the analyses of Coal required by this Agreement.
     3.2.5 Issue invoices for Coal as specified by this Agreement.
     3.2.6 Maintain adequate books and records in accordance with generally-accepted accounting principles with respect to its obligations and performance under this Agreement.
     3.2.7 Seller may perform its obligations hereunder directly or cause such obligations to be performed by any of its Affiliates, contractors or other designees provided that Seller shall at all times remain responsible to Buyer for the full and timely performance of its obligations hereunder.
3.3 Obligations of Buyer. Subject to the terms and conditions of this Agreement, Buyer shall perform the following obligations:
     3.3.1 Except in connection with an Excuse Event, purchase the full Coal requirements for Buyer’s Facility under this Agreement and accept delivery of Coal in the quantities set forth in this Agreement and in accordance with the schedules established pursuant to this Agreement. In the event that Buyer is obligated to purchase Coal hereunder and is unable or unwilling to take delivery of such Coal from Seller in accordance with this Agreement, then Buyer shall have the obligation to pay for such Coal in accordance with the terms hereof without taking delivery of such Coal. Upon receipt of a Notice by Buyer, Seller shall use commercially reasonable efforts to sell such Coal on behalf of Buyer at the best net price available to it. Seller shall provide Buyer with Notice of the best offer it receives for such Coal and Buyer shall promptly either accept or reject such offer. If Buyer rejects the offer proposed by Seller, or if, for any reason, Seller fails to provide Buyer with an offer for all such Coal with fourteen (14) Days of receipt of Buyer’s Notice requesting Seller’s assistance in marketing such Coal, then Buyer shall have the right to sell such Coal to a third party without reduction of Buyer’s payment obligation to Seller related to such Coal. Buyer shall be entitled to the sale proceeds from any sale of Coal pursuant to this Section 3.3.1. In no event shall Seller be in default under this Agreement for failing to identify an acceptable buyer for Coal pursuant to this Section 3.3.1.
     3.3.2 Provide, or cause to be provided, sufficient Transportation Equipment as required by Section 9 of this Agreement for the Coal to be delivered in accordance with the schedules established pursuant to this Agreement.

     3.3.3 Pay the applicable Contract Price for Coal delivered and accepted in accordance with this Agreement and any other amounts owed by it hereunder as and when due in accordance with this Agreement.
     3.3.4 Provide Seller with the right of refusal to supply coal to Buyer’s Facility following a termination of this Agreement for any reason other than a Seller Event of Default as provided in Section 15.8.
SECTION 4. COAL QUANTITIES AND DELIVERY SCHEDULES
4.1 Quantity Obligations. Buyer shall purchase all of its Coal requirements for Buyer’s Facility from Seller pursuant to this Agreement unless (a) Seller is unable to deliver all of Buyer’s requirements in accordance with this Agreement, (b) Seller is in default under this Agreement, (c) an Event of Force Majeure prevents Seller from supplying Buyer with its Coal requirements, (d) Buyer’s obligations are in suspension as provided for in Section 5.2.3, (e) Seller is not supplying Buyer with its Coal requirements due to a change in Environmental Laws as provided in Section 14.5, or (f) Seller is unwilling to supply Buyer with Declined Tons pursuant to Section 4.4 (each an “Excuse Event”). Subject to the terms and conditions of this Agreement, during each Delivery Year, Seller shall tender to Buyer at the Point of Delivery and Buyer shall purchase from Seller, the total quantity of Coal specified in Buyer’s Annual Nomination pursuant to Section 4.2, as such Annual Nomination may be revised from time to time in accordance with Section 4.3 and other applicable provisions of this Agreement; provided that Buyer’s Annual Nomination shall at all times reflect the full Coal requirements of Buyer’s Facility unless Seller is not obligated to supply or Buyer is not obligated to purchase such full Coal requirements due to an Excuse Event.
4.2 Annual Nominations. On or before the Starting Delivery Date Notice Date the Parties shall mutually agree on a start-up schedule and the amount of Coal to be delivered on a monthly basis during the first twelve-months to occur after the Starting Delivery Date (the “First Year”). On or before July 1 of each succeeding Delivery Year, Buyer shall nominate the tonnage to be delivered in the following Delivery Year, broken down into approximately equal monthly amounts. Each such Annual Nomination shall be no less than 800,000 tons and no greater than 900,000 tons (unless adjusted due to an Excuse Event), provided, however, that for the First Year, the total tonnage to be delivered during such twelve (12) month period shall be 600,000 tons delivered in monthly quantities of approximately 50,000 tons and the Annual Nomination(s) for the Delivery Year(s) in which the First Year occurs shall reflect the reduced Annual Nomination for the portion of the First Year that occurs in such Delivery Year(s). Buyer may revise the Annual Nomination within the limits, and in accordance with the notification requirements, for Tonnage Variations specified in Section 4.3 and the Annual Nomination shall be revised to reflect any reduced deliveries due to an Excuse Event. The term “Annual Nomination” as used in this Agreement shall reflect any reduction in effect from time to time to account for an Excuse Event.
4.3 Tonnage Variations. The Annual Nomination shall be delivered in approximate equal monthly quantities unless otherwise mutually agreed by both Parties. On a quarterly basis, Buyer may, at its sole discretion, increase or decrease each monthly quantity in such quarter by up to ten percent (10%) of the monthly allocation of the Annual Nomination, unless a larger increase or decrease is accepted in writing by Seller, which acceptance or rejection shall be within the sole discretion of Seller exercisable by Seller for any reason (“Tonnage Variations”); provided that such an increase or decrease shall not cause the Annual Nomination to either (i) fall below a minimum of 800,000 tons (600,000 tons for the First Year), or (ii) exceed a maximum of 900,000 tons (an Annual Nomination within the amounts described in clauses (i) and (ii) is referred to herein as the “Basic Requirements”). To effect a quarterly increase or decrease, Buyer shall provide Notice to Seller at least thirty (30) Days prior to the first Day of the impacted quarter (e.g., thirty (30) Days prior to April 1, July 1, October 1 and January 1).
4.4 Additional Tons. In the event that the full Coal requirements for Buyer’s Facility are in excess of 900,000 tons per Delivery Year, Seller shall, in good faith, determine whether the tons in excess of the Basic Requirements (the “Additional Tons”) can be supplied from the Mine (including any Mine used to supply Substitute Coal for all or part of the Additional Tons) or any other Alternative Source on the same terms and conditions as it provides the Basic Requirements hereunder. If Seller elects not to supply all or any part of the Additional Tons on the same terms and conditions of this Agreement (the “Declined Tons”), then it shall promptly (and, in any event, within ten (10) Days) provide Notice thereof to Buyer and Buyer shall have the right to solicit proposals for the supply of the Declined Tons from third parties. If Buyer determines to provide for the Declined Tons from one or more third parties, then Seller shall have the right to match the price and other terms for the supply of the Declined Tons. In order to effect this right, Buyer shall give Notice to Seller of the terms and conditions for each third party offer it intends to accept for the delivery of Declined Tons. Such Notice shall specify all terms for the delivery of such Declined Tons that are different in any material respects than the terms of this Agreement applicable to the Basic Requirements, together with any additional information regarding such offer that is reasonably requested by Seller. Within five (5) Business Days following receipt of Buyer’s Notice, including all differing terms and any additional information reasonably requested by Seller, Seller shall either accept or reject the delivery of such Declined Tons on the terms provided by Buyer. If Seller accepts such terms, then the Declined Tons will be delivered under this Agreement as modified by the terms provided by Buyer and so accepted by Seller. If Seller rejects such terms, then Buyer may provide for the delivery of the Declined Tons by the third-party on terms that are not different in any material respect than the terms specified in Buyers Notice to Seller; provided, however, that Buyer shall provide for such Declined Tons pursuant to a written contract with the third party supplier, shall provide Seller’s in-house designated legal counsel or a nationally-recognized coal consultant with a fully executed copy of such contract (without redaction or incomplete terms, conditions or schedules) and shall provide Seller’s in-house designated legal counsel or such coal consultant (as applicable) with a written copy of any amendments, modifications or changes to such contract (which, in each case, shall be used by such in-house counsel or such coal consultant (as applicable) solely to verify compliance with the requirements of this Section). All costs associated with such coal consultant’s review shall be paid by Buyer without contribution from Seller. If after Seller rejects terms for Declined Tons proposed by a third party, such terms change in any material respect, then Buyer shall repeat the offer process described above with the new terms included prior to entering into a definitive agreement with a third party supplier. The Parties understand that the process described above may delay or inhibit Buyer’s ability to obtain a third party supply of Declined Tons but the Parties agree to this process in order to provide Seller with the opportunity to supply the full Coal requirements for Buyer’s Facility.
4.5 Shortfall Tons. In the event the full Coal requirements for Buyer’s Facility are less than 800,000 tons per Delivery Year (600,000 tons for the First Year), then Buyer shall have the right to request a tonnage reduction for such Delivery Year by Notice to Seller. Within five (5) Business Days of receipt of Buyer’s Notice, Seller shall either accept or reject the request, in Seller’s sole discretion exercisable by Seller for any reason. If Seller accepts the reduction, than the minimum Basic Requirements for such Delivery Year shall be reduced to the accepted level. If Seller rejects all or part of the reduction, then with respect to the rejected reduction (the “Shortfall Tons”), Buyer shall have the right to resell Coal to be delivered hereunder in an amount equal to the Shortfall Tons to a third party purchaser who shall take delivery of such Coal in its own Transportation Equipment at the Point of Delivery (or from Buyer if Buyer takes delivery of such Coal in its own Transportation Equipment at the Point of Delivery). Without duplication of Buyer’s obligation under Section 10, Buyer shall pay Seller the Contract Price for all Shortfall Tons delivered at the Point of Delivery to a third party hereunder and once delivered to such third party shall be considered to have been delivered to Buyer for all purposes of this Agreement.
SECTION 5. COAL SPECIFICATIONS
5.1 Coal Quality. Seller shall tender Coal for delivery to Buyer with the following quality characteristics As Received (“Quality Specifications”), averaged over a calendar month:

Monthly Average
Characteristic	(As Received)
Btu/lb.	[*]
Ash %	[*]
Sulfur %	[*]
Moisture %	[*]
SO2 (LB/Million Btu)*	[*]

*SO2 (LB/Million Btu)	= (Sulfur % [as received] x 20,000)
Btu/lb
5.2 Suspension of Deliveries.
     5.2.1 Right to Suspend. Buyer shall have the right to suspend deliveries under this Agreement if the weighted average Final Analyses for Coal deliveries during the previous calendar quarter fail to satisfy the following Coal quality specifications.

Quarterly Weighted
Average Limit (As
Characteristic	Received)
Btu/lb.	[*]
Ash %	[*]
Moisture %	[*]
Sulfur %	[*]
SO2 (LB/Million Btu)*	[*]
Chlorine %	[*]

*SO2 (LB/Million Btu)	= (Sulfur % [as received] x 20,000)
Btu/lb
     5.2.2 Suspension Notice. Buyer may suspend deliveries under this Agreement by providing Seller with Notice of the suspension together with reasonable supporting documentation and a specific description of the failed specifications set forth in Section 5.2.1 giving rise to the suspension.
     5.2.3 Duration and Effect of Suspension. During any period of suspension under this Section 5.2, Buyer’s obligations to accept and pay for Coal under this Agreement shall be excused (and the Annual Nomination proportionally reduced) and Buyer may purchase coal from suppliers other than Seller. [*]. A suspension shall remain in effect until Seller furnishes Buyer with reasonable adequate assurances that future deliveries will conform to the specifications in Section 5.2. If Seller does not provide such adequate assurances within ninety (90) Days after the date Seller receives Buyer’s Notice of suspension, Buyer may terminate this Agreement.
SECTION 6. SOURCES OF COAL
6.1 Sources of Coal. The sources of Coal delivered pursuant to this Agreement shall be (i) Seller’s Gateway Mine; or (ii) any other Mine in the GBU Area; or (iii) any Mine other than as described in clause (i) or (ii) above; or (iv) any other alternative source including, without limitation, contractual rights to supply from a third-party that satisfy the requirements of Section 6.2. Any source of Coal other than the Gateway Mine shall be an “Alternative Source”. Notwithstanding anything to the contrary herein, (a) the source of the Coal delivered by Seller pursuant to this Agreement must be located in Illinois, and (b) the source of any replacement or substitute coal obtained or procured by Buyer for use at the Facility must be located in Illinois.
6.2 Alternative Sources. Prior to using an Alternative Source, Seller shall obtain and provide to Buyer evidence that demonstrates to the reasonable satisfaction of Buyer that such Alternative Source produces Coal having the average quality characteristics described in Section 5.1, or otherwise as approved by Buyer, which approval shall not be unreasonably withheld.
     6.2.1 Delivery Notice Procedures. Seller shall provide Notice to Buyer as soon as practical, but not later than 45 days before first delivery, of Seller’s election to deliver Substitute Coal pursuant to this Agreement. A sample of such Substitute Coal will be supplied to Buyer concurrent with the delivery of such Notice.

     6.2.2 Delivered Price of Substitute Coal. In the event Seller supplies Coal from an Alternative Source, the Contract Price hereunder for such Substitute Coal shall be adjusted (either up or down) such that Buyer’s total equivalent delivered price for such Substitute Coal shall be the same (on a cost per million Btu basis) as Coal delivered from the Gateway Mine, taking into consideration Buyer’s alternative transportation and other reasonable cost and charges incurred, and savings realized, and appropriate quality adjustments resulting from the change to such Alternative Source.
     6.2.3 [*]
SECTION 7. DELIVERY OF COAL
7.1 Point of Delivery. The “Point of Delivery” shall mean the point where Coal is transferred from Seller’s loading facility at the Mine into Buyer’s Transportation Equipment. Seller shall tender Coal for delivery to Buyer (or third party purchaser pursuant to Section 4.5) f.o.b. the Point of Delivery, and Seller shall load such Coal into Buyer’s (or third party purchaser pursuant to Section 4.5) Transportation Equipment. In the event Seller elects to furnish Substitute Coal from an Alternative Source as provided in Section 6, Buyer and Seller shall mutually agree to an alternative place to tender the delivery of such Substitute Coal (and such point shall be the “Point of Delivery” therefore), and to any reasonable arrangements needed to accommodate the loading of such Substitute Coal into Buyer’s Transportation Equipment.
7.2 Title and Risk of Loss. Title and risk of loss and damage to Coal shall pass to Buyer after Seller loads Coal into Buyer’s (or third party purchaser pursuant to Section 4.5) Transportation Equipment at the Point of Delivery and Buyer (or third party purchaser pursuant to Section 4.5) accepts such Coal in accordance with Section 7.3 of this Agreement. Seller warrants that it will pass to Buyer (or third party purchaser pursuant to Section 4.5) full title to such Coal free and clear of all liens and encumbrances. Seller assumes no liability for the Coal after title and risk of loss pass to Buyer (or third party purchaser pursuant to Section 4.5), except as otherwise specifically provided in this Agreement.
7.3 Acceptance by Buyer. Buyer shall accept all Coal that is tendered for delivery and loaded into Buyer’s (or third party purchaser pursuant to Section 4.5) Transportation Equipment at the Point of Delivery, provided that Coal is tendered for delivery in accordance with the terms of this Agreement. For purposes of accepting delivery of such Coal, the employees and agents of Buyer’s (or third party purchaser pursuant to Section 4.5) rail carrier shall be deemed agents of Buyer.

Following acceptance of delivery, Buyer shall be obligated to pay Seller for the Coal so accepted in accordance with the invoicing and payment procedures set forth in this Agreement. Notwithstanding the preceding sentence, Buyer shall have no obligation to pay Seller for coal that Buyer properly rejects pursuant to Section 5.2.
SECTION 8. LOADING OBLIGATIONS
8.1 Loading Coal. Seller shall assume the following obligations with respect to loading Coal at the Point of Delivery or such other place(s) of delivery as the Parties may agree upon pursuant to Section 7.1:
     8.1.1 General Loading Obligations. Seller shall load or cause to be loaded all Coal tendered for delivery to Buyer pursuant to this Agreement in a safe and prudent manner in accordance with the applicable rules of Buyer’s rail carrier (except any rules that such rail carrier may adopt hereafter that would impose an unreasonable burden or cost on Seller or the Mine’s operations), Applicable Laws and in accordance with generally accepted loading practices and procedures in the coal mining industry in the central United States.
     8.1.2 Operation of Loading Facility. Seller shall operate a loading facility at the Mine to load Coal into empty rail cars placed at the Point of Delivery. Seller shall operate the loading facility in a workmanlike manner and at a level of efficiency equal or superior to that generally attained by mine operators in the central United States.
     8.1.3 Seller’s Liability for Negligent Loading. If Buyer’s Transportation Equipment is damaged by Seller’s failure to comply with the requirements of Sections 8.1.1 and 8.1.2, then Seller shall be liable to Buyer for such damage. Seller shall not be liable for the normal wear and tear to Buyer’s Transportation Equipment.
     8.1.4 Seller’s Indemnification of Buyer for Seller’s Negligent or Delayed Loading. Seller acknowledges that Buyer has entered into or may enter into agreements with one or more rail carriers which may place the following liabilities upon Buyer: (i) liability for damages to the rail carrier’s equipment and property; (ii) liability for personal injuries to rail carrier employees or third parties; and (iii) liability for the payment of charges to the rail carrier for delays caused by the improper or untimely loading of coal. If Seller has reviewed and approved in advance the provisions of Buyer’s agreements with rail carriers that impose such liabilities (it being understood that Seller shall have the obligation to approve such provisions if they are customary in the industry), Seller shall indemnify and hold harmless Buyer from and against any and all such liabilities, losses, or damages to the extent that they result from Seller’s failure to comply with the requirements of Sections 8.1.1 and 8.1.2,, and for Seller’s failure to load within 4 hours after the train is placed for loading beneath Seller’s loading facilities. Such 4-hour time limitation assumes a train consisting of no more than 118 steel railcars. The Parties anticipate that the maximum train makeup shall not be greater than 125 aluminum rail cars, and that under such circumstances, the loading time limitation shall be five and one-half (5 1/2) hours.
SECTION 9. TRANSPORTATION OBLIGATIONS
     Buyer shall assume the following obligations with respect to the transportation of Coal to Buyer’s Facility:
9.1 Rail Transportation. Buyer, [*], shall arrange for rail transportation service for Coal tendered for delivery at the Point of Delivery pursuant to this Agreement. Such transportation service (in the aggregate) shall be sufficient to accommodate the transportation of the Annual Nominations made (and adjusted) pursuant to Section 4 of this Agreement. Buyer shall pay all of the costs for such transportation service (except in the case of rejected coal), and shall take reasonable steps to ensure that regular transportation service is available to accommodate Coal tendered for delivery pursuant to this Agreement.
9.2 Compatibility of Rail Cars. Buyer shall use or cause to be used rail cars that are in good condition, clean, ready to load and compatible with Seller’s loading facility, and the loading facilities of any mines that supply Substitute Coal. The rail cars shall arrive at the Mine in good condition, clean and ready to load.
9.3 Buyer’s Liability for Condition of Rail Cars. If the loading facilities at the Mine are damaged by Buyer’s failure to comply with the requirements of Section 9.1 or 9.2, then Buyer shall be liable to Seller for such damage. Buyer shall not be liable for the normal wear and tear to Seller’s loading facilities at the Mine.
9.4 Buyer’s Indemnification of Seller. Buyer shall indemnify and hold harmless Seller from and against any and all liabilities, losses, or damages to the extent they result from Buyer’s failure to comply with the requirements of Sections 9.2 and 9.3.
SECTION 10. PRICE OF COAL
10.1 Contract Price. The Contract Price for any calendar month after the Starting Delivery Date is an amount equal to (without duplication) (i) (a) the Billing Price (determined as provided in Section 10.2), (b) adjusted by the Btu Adjustment (determined as provided in Section 10.3) multiplied by (ii) the number of tons of Coal delivered during the month, plus (iii) as provided in Section 10.4.1 any Illinois sales tax payable by Seller for the Coal sold hereunder during such month. This amount (the “Contract Price”) will be adjusted to reflect any applicable changes in certain Taxes, Fees and Royalties as provided in Section 10.4 and for changes in

Applicable Laws as provided in Section 10.5. The Contract Price is subject to an adjustment pursuant to Section 6.2.2 and by Seller as provided in Section 10.10. The Contract Price is also subject to adjustment by Buyer due to changes in certain Environmental Laws as provided in Section 14.4. The price for Declined Tons shall be as provided in Section 4.4.
10.2 Calculation of Billing Price.
     10.2.1 Base Price. The base price for coal delivered by Seller to Buyer at the Mine in accordance with this Agreement is $[*] per ton as of January 1, 2007 (the “Base Price”).
     10.2.2 Billing Price.
          (a) Beginning on April 1, 2007, and continuing quarterly throughout the Term on July 1, October 1, January 1 and April 1 of each calendar year the Base Price (for April 1, 2007) and thereafter the price calculated pursuant to this Section 10.2.2(a) shall be increased by $[*] ([*]%] of the Base Price). For each calendar quarter the amount adjusted pursuant to this Section 10.2.2(a) is the “Increased Base Price”.
          (b) Beginning on April 1, 2007, and continuing quarterly throughout the Term on July 1, October 1, January 1 and April 1 of each calendar year the Base Price (for April 1, 2007) and thereafter the price calculated pursuant to this Section 10.2.2(b) shall be the amount determined in accordance with Section 10.2.3. For each calendar quarter the amount adjusted pursuant to this Section 10.2.2 (b) is the “Adjusted Base Price”.
          (c) Beginning on April 1, 2007, and continuing quarterly throughout the Term on July 1, October 1, January 1 and April 1 of each calendar year the effective price to be paid by Buyer to Seller for such calendar quarter (the “Billing Price”) shall be the higher of the Increased Base Price and the Adjusted Base Price each calculated for such calendar quarter as provided in Sections 10.2.2(a) and 10.2.2(b) above. Exhibit A contains examples of the calculation of the price adjustment provisions of this Section 10.2.2 and are included for the sake of clarity.
     10.2.3 Inflation Adjustment. The “Adjusted Base Price” shall be determined quarterly by increasing or decreasing the Base Price for each percentage point of change, or proportionately for fractional parts of a percentage point of change, to reflect changes in the following indices. The Base Price will be allocated per the index weights detailed below. The first five indices shall be based upon the preliminary indices for November (for the January 1 adjustment), February (for the April 1 adjustment), May (for the July 1 adjustment) and August (for the October 1 adjustment). The [*] shall be the preliminary indices for the third quarter of the prior year (for the January 1 adjustment), fourth quarter of the prior year (for the April 1 adjustment), first quarter of the current year (for the July 1 adjustment) and second quarter of the current year (for the October 1 adjustment). The [*] index shall be based on the [*] on December 15 (for the January 1 adjustment), March 15 (for the April 1 adjustment), June 15 (for the July 1 adjustment) and September 1 (for the October 1 adjustment).

		Index	Index
	Source	Weight	Base
[*]
[*]	1	[*]%	[*]	[*]
[*]
[*]	1	[*]%	[*]	[*]
[*]
[*]	2	[*]%	[*]	[*]
[*]
[*]	2	[*]%	[*]	[*]
[*]
[*]	2	[*]%	[*]	[*]
[*]	3	[*]%	[*]	[*]
[*]	4	[*]%	[*]	[*]
Source:
1. [*]
2. [*]
3. [*]
4. [*]

effective date or if not published on such Day the first Day thereafter that it is published.
Exhibit A to this Agreement contains examples of the calculations pursuant to this Section 10.2.3.
     10.2.4 Notice of Calculations. Seller shall calculate the Adjusted Base Price pursuant to Section 10.2 for each quarterly adjustment date (beginning on the first Day of the Adjusted Starting Date Delivery Range for the first quarterly adjustment) and provide Notice to Buyer of the Adjusted Base Price that will take effect thereon. Seller’s Notice shall provide sufficient detail regarding how such calculations were made.
10.3 BTU Quality Adjustments. The Parties shall use the Btu Quality Adjustment described in this Section 10.3 to adjust for variations in the actual monthly weighted average Btu content of Coal delivered under this Agreement, compared to the [*] Btu/lb content used to set the Base Price. If the Btu Quality Adjustment reveals that the actual Btu content of delivered Coal is lower than [*] Btu/lb, then Buyer shall be entitled to compensation from Seller. If the Btu Quality Adjustment reveals that the actual Btu content of delivered Coal exceeds [*] Btu/lb, then Seller shall be entitled to compensation from Buyer. The Btu Quality Adjustment and the Parties’ entitlement to compensation shall be determined as follows:
     10.3.1 Weighted Average Btu Content. Seller shall be responsible for determining the weighted average Btu content of Coal delivered each month during the Term of this Agreement, based on the weighing, sampling, and testing data generated by Seller in accordance with Section 12.2 of this Agreement. The foregoing monthly weighted average Btu content may be referred to as the “Actual Btu/lb” for purposes of this Section 10.3.
     10.3.2 Determine the Adjusted Btu Price. Seller shall compare the Actual Btu/lb with the applicable Billing Price for [*] Btu/lb Coal to determine the “Adjusted Btu Price,” which shall be used to determine the compensation Buyer or Seller is entitled to receive pursuant to this Section 10.3. The “Adjusted Btu Price” shall be determined using the following formula:
Billing Price x Actual Btu/lb = Adjusted Btu Price
[*] Btu/lb
     For example, [*] Btu/lb Coal sold at a Billing Price of $[*] per ton would yield an Adjusted Btu Price of $[*] per ton ($[*]/ton x ([*]/[*])) = $[*]/ton.
     10.3.3 Determining Compensation Payable to Buyer. If the Adjusted Btu Price is less than the Billing Price, then Buyer is entitled to compensation in an amount equal to the total monthly tons sold in the applicable month multiplied by the difference between the Billing Price and the Adjusted Btu Price:
(Billing Price — Adjusted Btu Price) x Total Monthly Tons = Amount Owed to Buyer
     For example, if Seller delivers monthly total of 100,000 tons of [*] Btu/lb Coal at the $[*] per ton Billing Price and the $[*] per ton Adjusted Btu Price referenced in Section 10.3.2, Buyer would be entitled to receive $[*] from Seller as compensation for taking delivery of Coal with a weighted average heating value lower than [*] Btu/lb ($[*]$/ton — $[*]$/ton) x 100,000 tons = $[*].
     10.3.4 Determining Compensation Payable to Seller. If the Adjusted Btu Price is greater than the Billing Price, then Seller is entitled to compensation in an amount equal to the total monthly tons sold in the applicable month multiplied by the difference between the Adjusted Btu Price and the Billing Price:
(Adjusted Btu Price — Billing Price) x Total Monthly Tons = Amount Owed to Seller
     For example, if the Seller delivers a monthly total of 100,000 tons of [*] Btu/lb Coal at a $[*] per ton Billing Price and a $[*] per ton Adjusted Btu Price, Seller would be entitled to receive $[*] from Buyer as compensation for delivering Coal with a weighted average Btu value greater than [*] Btu/lb ($[*]]/ton — $[*]/ton) x 100,000 ton = $[*].
     10.3.5 Method of Compensating Parties for Btu Quality Adjustments. In accordance with Section 18.1 of this Agreement, Seller shall issue an invoice or credit Notice to Buyer on or before the tenth (10th) Day of each month that accounts for any and all additional payments or credits mandated pursuant to the Btu Quality Adjustment performed in accordance with this Section 10.3 for the Coal delivered during the previous month, plus any Taxes and Fees applicable to such amount.
10.4 Taxes, Fees and Royalties.
     10.4.1 Taxes, Fees and Royalties. All Taxes, Fees and Royalties (excluding Illinois sales tax) in effect on January 1, 2007 are included in the Base Price. All Illinois sales tax payable by Seller on the Coal delivered hereunder and any changes in Taxes, Fees and Royalties occurring after January 1, 2007 shall be determined and collected from Buyer on a continual basis throughout the Term. Seller shall collect from Buyer all Illinois sales tax on the sale of all Coal under this Agreement unless Buyer provides Seller with a sales tax exemption for such sales from the applicable Illinois Governmental Authority or other assurances reasonably acceptable to Seller that such sales tax is not required to be collected by Seller or remitted by Seller to the State of Illinois, in each case with respect to the transactions contemplated under this Agreement.

     10.4.2 Invoice. Taxes, Fees and Royalties imposed or increased after January 1, 2007 are not included in the Base Price and together with Illinois sales tax shall be invoiced by Seller as part of the monthly invoice provided for in Section 18.
10.5 Changes in Applicable Law Cost Adjustment.
     10.5.1 Changes in Applicable Law Costs. Increased costs associated with changes in Applicable Law shall be determined on an annual basis beginning on January 1, 2007 and shall continue throughout the Term. As of January 1, 2007, the change in Applicable Law costs are zero. On an annual basis, increased costs associated with complying with changes in Applicable Law since January 1, 2007 applicable to the Gateway Mine or any Alternative Source from which Coal is actually delivered hereunder (as the case may be) shall be expressed in dollars per ton, based on the total change in costs associated with complying with all changes in Applicable Law on all tons of Coal produced from the Gateway Mine or any Alternative Source from which Coal is actually delivered hereunder (as the case may be) for such year; provided, however, that in no event shall the costs associated with changes in Applicable Law associated with any Alternative Source be greater than the costs associated with changes in Applicable Law that would have been associated with the Gateway Mine had the Coal been delivered from the Gateway Mine. To the extent that such increased costs are applicable to Coal delivered hereunder, Buyer shall be responsible for reimbursing the Seller for [*]% of the increased costs associated with complying with all changes in Applicable Law based on all tons produced from the Mine or any Alternative Source from which Coal is actually delivered hereunder (as the case may be) calculated on an annual basis provided, however, that in no event shall the costs associated with changes in Applicable Law associated with any Alternative Source be greater than the costs associated with changes in Applicable Law that would have been associated with the Gateway Mine had the Coal been delivered from the Gateway Mine. Such increased costs associated with complying with changes in Applicable Law based on an annual basis shall be billed to Buyer on a retroactive basis as a separate invoice which shall be issued within 30 days after January 1 of the subsequent year and shall be paid by Buyer within thirty (30) Days of receipt of such invoice.
     10.5.2 Notification and Disclosure of Information Concerning Changes in Applicable Law Costs. Seller shall notify Buyer of any changes in Seller’s costs associated with complying with changes in Applicable Law if such changes in Seller’s costs associated with complying with changes in Applicable Law will have an effect on the Contract Price pursuant to this Agreement. Seller shall furnish to Buyer all values related to the change(s) and the computations showing the effect of such change(s) on the cost per ton of Coal produced from the Mine. Seller shall furnish such information to Buyer along with, or prior to, the invoice identified in Section 10.5.1.

10.6 Change or Discontinuance of Indices. If the base period of any designated index is changed, such index will continue to be used hereunder, but values for the prior time period and the current time period will be adjusted as appropriate to take into account the use of the new base period. In the event any designated index is discontinued or altered, becomes unavailable, or is no longer applicable, the Parties shall undertake to agree on a substitute index or a substitute method of cost adjustment which most closely matches the economic structure of the discontinued or altered index. If the Parties fail to reach agreement within thirty (30) Days, then the substitute index or substitute method of cost adjustment shall be submitted to arbitration and resolved pursuant to Section 16 of this Agreement.
10.7 Change in Indices Due to Change in the Mine. If Seller elects to deliver Coal from a new Mine or Substitute Source other than the Gateway Mine and such new Mine is not a surface mine, then the indices used in Section 10.2.3 shall be changed as provided in Exhibit D.
10.8 Rounding. Unless otherwise specifically provided by this Agreement, the values used to perform the calculations prescribed by this Agreement shall be rounded to three decimal places. For invoicing purposes, the dollar amounts of charges and credits shall be rounded to the nearest cent. For purposes of adjusting values in accordance with this Section 10, all indices shall be rounded to the nearest hundredth of an index point. The annual percentage changes for each index shall be rounded to the nearest hundredth of a percentage point. The total weighted percentage change for the combined indices shall be rounded to the nearest hundredth of a percentage point. The Base price adjusted pursuant to Section 10 shall be rounded to two (2) decimal places.
10.9 Price Adjustment for Change in Location of the Mine. If Seller elects to deliver Coal from a new Mine or Substitute Source other than the Gateway Mine, then the Contract Price for Coal delivered hereunder from such new Mine or Substitute Source shall be adjusted as provided in Section 6.2.2.
10.10 Seller Right to Adjust Contract Price. At any time on or before [*] by Notice to Buyer, Seller shall have the right to adjust the Contract Price for the price and/or quality of, Coal to be delivered under this Agreement effective [*] and continuing throughout the remainder of the Term to reflect then current market prices and quality for Illinois Coal; provided, however, that (i) in no event shall any increase in the Contract Price pursuant to this Section 10.10 exceed [*]% of the Contract Price in effect on [*], and (ii) in no event shall any decrease in the quality of Coal pursuant to this Section 10.10 be below the quality standards set forth in Section 5.2. If Seller does not increase the Contract Price or adjust the quality of Coal to be delivered hereunder by Notice to Buyer on or before [*], then Seller shall have irrevocably waived its rights under this Section 10.10.

SECTION 11. COMPLIANCE WITH LAWS
11.1 Construction. In performing this Agreement Buyer and Seller shall not knowingly violate any Applicable Laws; provided, however, that no such violation shall constitute an Event of Default by a Party unless it results in a material non-performance of the Party’s other performance obligations under this Agreement. Buyer and Seller shall interpret and construe this Agreement to achieve lawful results.
11.2 Severability. If any portion of this Agreement becomes or is determined by a Governmental Authority with jurisdiction to be illegal, Buyer and Seller shall modify that portion to correct the illegality. The illegality of any portion of this Agreement shall not affect the validity or the enforceability of the remainder of this Agreement.
SECTION 12. WEIGHING, SAMPLING, AND ANALYSIS
12.1 Procedures. Weighing, sampling, and analysis of the Coal tendered for delivery shall be carried out in accordance with the provisions of this Section 12.
12.2 Duties to Sample Coal. Seller shall collect samples of Coal that the sampling equipment at the Mine has taken. The sampling shall be conducted by an automatic mechanical sampling device located at the Mine and in a statistically reliable method that is in compliance with procedures approved by the American Society for Testing and Materials (“ASTM”) (except for those “quick analyses” performed pursuant to Section 12.5.1). Seller shall perform or cause to be performed an analysis of each trainload of Coal to determine the Btu characteristics of the Coal (the “Analysis”). The methods and procedures to be used in the sampling process and laboratory analysis shall be in compliance with those approved by the ASTM, or such other methods and procedures mutually agreed to in writing by the Parties. The Seller shall provide Buyer with Notice of the report for the Analysis as soon as practicable after sampling and analysis. Unless Buyer requests an independent laboratory analysis pursuant to Section 12.5.3, the results of each Analysis shall be deemed the Final Analysis, be binding as the analysis for all quality specifications and shall also be used to determine the monthly weighted average Btu content of Coal used to perform the Btu Quality Adjustments.
12.3 Duties of Seller to Weigh Coal.
     12.3.1 Duty to Weigh; Use of Weighing Data. Seller shall weigh or cause to be weighed all train loads of Coal tendered for delivery to Buyer by using railroad scales to obtain the tare weight of inbound railroad cars and then using the same railroad scales to obtain the outbound loaded weight of such rail cars. A representative of Buyer may be present at each weighing. The weight of Coal thus determined shall be accepted as the tonnage to be used in determining the quantity of Coal for which invoices are to be rendered and payments made in accordance with Section 18. The weights thus determined shall also be used to determine the monthly weighted average Btu content used to perform the Btu Quality Adjustments.
     12.3.2 Inspection and Certification of Scales. Seller will have an independent scale inspector inspect, test, calibrate and certify the railroad scales at the loading facility annually at its cost. A representative of Buyer may be present at the annual inspection, test and calibration.
     12.3.3 Seller’s Certification of Scales and Weights; Correction of Errors. Seller shall certify the scale readings and the weights indicated thereon shall be used for all tonnages under this Agreement. If as a result of any inspection by an independent scale inspector as provided for in Section 12.3.2, the scales are found to be in error in excess of normal scale tolerance, which is understood to be +/-0.5%, the scales shall be corrected and the tonnage for the period since the last scale inspection shall be adjusted either up or down, as the case may be, for [*]% of any correction made to the scales and Seller shall include an appropriate credit or debit line item in the next regularly scheduled invoice.
12.4 Failure of Weighing, Sampling or Analytical Procedures.
     12.4.1 Substitute Procedures. In the event Seller is unable for any reason to perform the analyses or Seller is unable to perform the weighing required by this Agreement, the Parties shall act in good faith to agree on reasonable substitute procedures to be followed by Seller. In the event the scales become inoperative, the weight of Coal delivered during such period shall be estimated based on the average weight of Coal per similar railcar delivered during the preceding sixty (60) Day period multiplied by the number of railcars loaded but not actually weighed.
     12.4.2 Inaccurate or Unreliable Sample or Final Analysis. In the event that the sampling or analysis of Coal by Seller in the amount of one or more trainloads was inaccurate or unreliable for any reason, Seller shall certify the average for the preceding and succeeding trainloads which are reliable and accurate and use this average in lieu of the data for any trainload determined to be unreliable or inaccurate.
12.5 Rights of Buyer and Seller in Weighing, Sampling and Analysis.
     12.5.1 Results of Sampling and Analysis Binding. Subject to Section 12.5.3 below, the reports of sampling and analysis made by the Seller shall be binding on the Parties for all purposes under this Agreement and the performances of the Parties under this Agreement shall be based on such reports. A copy of the results of each Analysis of Coal shall be sent by Seller to Buyer within two (2) Business Days after the train is released. In addition, Seller shall use reasonable good faith efforts to provide Buyer with a “quick Btu analysis” of the Coal being shipped prior to its unloading by Buyer at Buyer’s Facility.
     12.5.2 Independent Analysis of Samples. Each representative trainload sample collected for analysis shall be divided into three parts, and two of these parts shall be stored in suitable containers at the testing facility for a period of at least thirty (30) Days. At any time during such thirty (30) Day period, Buyer is entitled to receive upon Notice to Seller one part of such sample for purposes of independently evaluating the performance or verifying the analysis of the Seller. Buyer shall arrange for transportation of such sample at its expense from the testing facility.
     12.5.3 Referee Analysis. If Buyer’s analysis of a sample it has received pursuant to Section 12.5.2 differs from the analysis that the Seller performs pursuant to Section 12.2 by more than the ASTM standard for reproducibility, Buyer shall have the right to have the quality of the shipment of Coal in question determined by an independent laboratory chosen jointly by Buyer and Seller. Buyer shall exercise this right, if at all, within thirty (30) Days after it receives the part sample referenced in Section 12.5.2. The cost of the independent laboratory analysis shall be borne equally by the Parties. Such determination shall be deemed the Final Analysis.
     12.5.4 Observation of Sampling and Analysis. Each Party shall have the right to have a representative present at any and all weighing, sampling, and analysis procedures. Buyer or Seller and their representatives shall also have the right to inspect and examine the performance of any equipment employed in these procedures at all reasonable times.
SECTION 13. RECORDS AND AUDITS
13.1 Record Review.
     13.1.1 Records of Seller. Seller shall maintain books and records of all matters relating to its performance under this Agreement in accordance with generally accepted accounting practices, Seller shall submit to Buyer, upon Buyer’s written request, information in sufficient detail to support and document any invoices.
     13.1.2 Records of Buyer. Buyer shall maintain books and records of all matters relating to its performance under this Agreement in accordance with generally accepted accounting practices. Buyer shall submit to Seller, upon Seller’s reasonable written request, any information related to Buyer’s performance, including but not limited to, data relating to the conditions, or Coal consumption, at the Buyer’s Facility.

     13.1.3 Overpayment or Underpayment. Should a record review performed by Buyer or Seller reveal an overpayment or underpayment, then the amount of the overpayment or underpayment shall promptly be paid to the Party to whom it is owed by the other Party with interest at the late payment rate specified by Section 18.2.
13.2 Timing of Record Review. Any invoices which are not contested by either Party within twenty-four (24) months from their date of issue shall be deemed to be correct and final and shall not thereafter be subject to record review.
SECTION 14. FORCE MAJEURE
14.1 Definition of Force Majeure. “Force Majeure” shall mean an actual inability of Buyer or Seller to perform any obligation imposed by this Agreement due to the occurrence of any “Event of Force Majeure” as defined in this Section 14.1. An Event of Force Majeure shall include any of the events stated in Section 14.1.1 with respect to Buyer and any of the events stated in Section 14.1.2 with respect to Seller, if the event is beyond the reasonable control of the affected Party, and if the affected Party has taken all action reasonably necessary to correct the event. In no event shall an Event of Force Majeure excuse or delay the payment of any amount owed by one Party to the other Party under this Agreement.
     14.1.1 Buyer. With respect to Buyer, Events of Force Majeure shall mean any event beyond the control of Buyer that wholly or partially prevents, interrupts or delays the performance by Buyer of its obligations under this Agreement, including, but not limited to, Acts of God, fires, floods, explosions, electrical storms, windstorms, extremes of temperature, earthquakes, enactment of new Applicable Law or changes in Applicable Law, landslides, cave-ins, strikes, lockouts, labor disputes, labor shortages, war, riot, terrorism, accident, inability to obtain supplies, fuel or power, discoveries of unforeseen geologic or hydrologic conditions, orders or decisions of courts or administrative agencies, inability to obtain or maintain necessary permits or approvals, cessation of, restrictions upon, or delays in rail transportation service to the Buyer’s Facility (unless alternative equivalent transportation can be arranged), damage to, or breakdown of, equipment, machinery or apparatus, inability to obtain parts or materials, embargoes, acts of the public enemy or sabotage, boycotts, terrorism, wars, riots, droughts, inability to obtain personnel, and any other cause whether similar or dissimilar to the foregoing and whether or not foreseen or foreseeable which wholly or partially prevents, interrupts or delays the performance by Buyer of its obligations under this Agreement. Changes in market conditions that render performance of this Agreement uneconomical for Buyer shall not constitute an Event of Force Majeure.
     14.1.2 Seller. With respect to Seller, Events of Force Majeure shall mean any event beyond the control of Seller that wholly or partially prevents, interrupts or delays the performance by Seller of its obligations under this Agreement, including, but not limited to, Acts of God, explosions, fires, floods, electrical storms, windstorms, extremes of temperatures, earthquakes, landslides, cave-ins, discoveries of unforeseen geologic or hydrologic conditions, unknown faults in coal seams, strikes, lockouts, labor disputes, labor shortages, enactment of new Applicable Law or changes in Applicable Law, order or decisions of courts or administrative agencies, inability to obtain or maintain necessary permits, licenses or approvals, damage to, or breakdown of, equipment, machinery or apparatus, inability to obtain parts or materials, embargoes, boycotts, acts of the public enemy or sabotage, terrorism, wars, riots, droughts, inability to obtain personnel, failures of public utility service and any other cause whether similar or dissimilar to the foregoing and whether or not foreseen or unforeseeable which wholly or partially prevents, interrupts or delays the performance by Seller of its obligations under this Agreement. If an Event of Force Majeure prevents Buyer from purchasing Coal under this Agreement, Seller may sell Coal to purchasers other than Buyer during the pendency of the Event of Force Majeure, including purchasers not affiliated with Buyer. Changes in market conditions that render performance of this Agreement uneconomical for Seller shall not constitute an Event of Force Majeure. An event affecting any supplier to Seller that would have been a Force Majeure Event if it had happened to Seller shall constitute an Event of Force Majeure. If an Event of Force Majeure prevents Seller from tendering Coal under this Agreement, Buyer may obtain replacement Coal from other Persons during the pendency of the non-tender by Seller.
14.2 Effect of Force Majeure. If an Event of Force Majeure prevents either Party from performing any of its obligations under this Agreement, and if such Party gives to the other Party Notice of the Force Majeure (which Notice (i) shall identify the Event of Force Majeure and, to the extent known, the expected length of time during which the Event of Force Majeure will be in effect and the plan of the Party experiencing the Event of Force Majeure to correct or remove it and (ii) be delivered, but in no event later than forty-five (45) Days after the start of the Force Majeure Event), then the obligations of the Party giving such Notice are excused to the extent made necessary by the Event of Force Majeure and during its continuance, which time period shall be called the “Force Majeure Period.” However, an Event of Force Majeure shall excuse the obligations of the notifying Party only to the extent that the Party takes all commercially reasonable actions necessary to overcome the Event of Force Majeure with all reasonable dispatch. Only the Party suffering an Event of Force Majeure may claim Force Majeure; however, the other Party shall be excused from its obligations which depend upon the performance of the obligations excused by the Event of Force Majeure. An attempt by the Party suffering an Event of Force Majeure to perform its obligations notwithstanding an Event of Force Majeure shall not constitute a waiver of the right to claim Force Majeure if such attempt proves unsuccessful. If a Party claims Force Majeure and shipments of Coal are suspended, neither Seller nor Buyer shall be required to make up or pay for any deficiency in Coal deliveries needed to satisfy the Annual Nomination as adjusted pursuant to Section 4.3 for the Force Majeure Period but the Parties shall, by mutual agreement, provide for the make-up of such suspended deliveries. The Party affected by an Event of Force Majeure shall not be required to submit to unreasonable conditions or restrictions imposed by any governmental authority, or to submit to an unfavorable labor agreement. Any settlement of labor disputes or grievances by workers shall be entirely within the sole discretion of the Party affected by the dispute or grievance.
14.3 Termination for Extended Event of Force Majeure Suspension. If either Party is prevented from performing a material obligation under this Agreement for more than [*] consecutive Days due to one or more Events of Force Majeure, then the non-affected Party may terminate this Agreement at any time during the continuation of such non-performance by providing the non-performing Party with thirty (30) Days prior Notice of such termination.
14.4 New Environmental Laws. If any new Environmental Law is enacted after the Effective Date that could not have been reasonably anticipated by Buyer prior to the Effective Date and that has a material adverse impact on Buyer’s use of Coal at Buyer’s Facility, then Buyer shall promptly provide Notice to Seller of such new Environmental Law and its impact on Buyer. Buyer shall first make all reasonable efforts to change its operating procedures or equipment at Buyer’s Facility, or to utilize the Coal at other affiliated facilities in order to continue accepting at least 800,000 tons per Delivery Year (600,000 tons for the First Year) during the remainder of the Term.
14.5 Reduction in Tonnage. If as a result of any new Environmental Law Buyer must reduce the amount of Coal it accepts from Seller pursuant to this Agreement to less than 800,000 tons per Delivery Year (600,000 tons for the First Year) or adjust the quality of Coal to be delivered hereunder, then Buyer shall promptly provide Seller with Notice of the new Annual Nomination or new quality requirements. Seller shall consider and evaluate what steps can be reasonably taken in the mining and/or preparation of the Coal from the Mine to meet any new Coal quality specifications. Seller shall determine and provide Notice to Buyer whether meeting the new quality specification is possible and, if so, the increased costs anticipated by Seller to do so. Based upon Seller’s evaluation, the Parties will have the following sequential options:
1.	If Seller’s increased costs are less than or equal to $[*] per ton, then Buyer will pay to Seller said increased costs and shipments will continue under the Agreement, as modified for the new Coal quality specifications, or

2.	If Seller’s increased costs are greater than $[*] per ton, then Buyer shall have the option to pay to Seller said total increased costs and shipments will continue under the Agreement, as modified for the new Coal quality specifications, or

3.	If Buyer does not agree to pay to Seller increased costs greater than $[*] per ton or Seller does not meet the new Coal quality specifications, then Seller has the option to provide substitute Coal meeting the revised Coal quality specifications under the Agreement at the current equivalent As Received price plus $[*] per ton; or

4.	If Seller does not exercise the option to provide substitute Coal as provided hereunder then in connection with Buyer’s exercise of its right to reduce the amount of Coal it accepts from Seller pursuant to this Agreement,
a.	Seller shall be entitled to recover the amount described in Section 14.6 from Buyer, and

b.	Seller will have the right to match the product selected by Buyer to replace the remaining Coal requirements for the term of the Agreement as though such product was Declined Tons pursuant to Section 4.4.
Beginning on April 1, 2007 and continuing quarterly thereafter, the $[*] amounts described in clauses 1-3 above shall be adjusted by [*]% for inflation in the same manner as the Base Price is adjusted to determine the Increased Base Price pursuant to Section 10.2.2(a).
14.6 Payment for New Environmental Law Changes. If Buyer reduces the amount of Coal it accepts and purchases from Seller pursuant to this Agreement to less than 800,000 tons per Delivery Year (600,000 tons for the First Year) as a result of any new Environmental Law pursuant to Section 14.5, then within thirty (30) Days following receipt of a written invoice from Seller accompanied by reasonable supporting documentation, Buyer shall pay Seller the amount reflected in such invoice reflecting all out-of-pocket costs and obligations incurred or sustained by Seller in anticipation of supplying Coal to Buyer pursuant to this Agreement (i.e. costs and obligations in excess of those costs and obligations Seller would have incurred if such reduction had not occurred) that will not be recovered by Seller as a result of such reduction in the amount of Coal Buyer will accept from Seller hereunder, plus interest on such amount at the annual rate of 12% per annum from the date such costs were incurred.
14.7 Certain Changes Excluded. Changes in market conditions, commercial frustration, commercial impracticability or the occurrence of unforeseen events rendering performance of the Agreement uneconomical for Buyer shall not constitute a new Environmental Law entitling Buyer to exercise the rights under Sections 14.4 and 14.5.

SECTION 15. EVENTS OF DEFAULT; REMEDIES; RIGHT OF REFUSAL
15.1 Event of Default. An event of default (“Event of Default”) under this Agreement shall be deemed to exist upon the occurrence of any one or more of the following events:
     15.1.1 Payment Default. Failure by either Party to pay or cause to be paid any undisputed amount that is due and payable under this Agreement and such failure continues for a period of ten (10) Days after Notice of such nonpayment is delivered to the defaulting Party.
     15.1.2 Continuing Suspension of Coal Deliveries. Seller’s failure to remedy the circumstances allowing Buyer to suspend deliveries of Coal as provided in Section 5.2 within ninety (90) Days after Seller receives Buyer’s Notice of suspension in accordance with Section 5.2; or
     15.1.3 Failure to Perform Material Provisions. Failure by either Party to perform fully any material provision of this Agreement other than as described in Sections 15.1.1 and 15.1.2, and (a) such failure continues for a period of thirty (30) Days after Notice of such nonperformance is delivered to the non-performing Party or (b) if the non-performing Party shall commence within such thirty (30) Days and shall thereafter continuously proceed with all due diligence to cure such failure, such failure is not cured within such longer period (not to exceed ninety (90) Days) as shall be necessary for such Party to cure the same with all due diligence.
     15.1.4 Failure to Perform Under Guarantee. The Seller Parent Guarantee shall cease to be in full force and effect or Peabody shall fail to perform fully its obligations thereunder in accordance with the terms thereof, and such failure continues for a period of ten (10) Days after Notice of such default is delivered to Peabody.
     15.2 Remedies for Default and Event(s) of Default. Upon the occurrence and during the continuation of any Event of Default hereunder, the Party not in default shall have the right, at its option, to terminate this Agreement upon ten (10) Days’ advance Notice to the defaulting Party, unless the Event of Default is cured within such ten (10) Day period, and to pursue any other remedies provided under this Agreement or now or hereafter existing at law or in equity or otherwise. Without limiting the foregoing, but subject to the exclusive rights described in Section 5.2.3, the non-defaulting Party shall be entitled to recover from the defaulting Party its “cover costs” associated with a Default or Event of Default or a termination due to an Event of Default. As used above “cover costs” means (i) costs of procuring and transporting equivalent replacement coal due to a Default or Event of Default by Seller, or (ii) costs of procuring and lost revenues resulting from the sale to a replacement purchaser for the same quantity of equivalent coal due to a Default or Event of Default by Buyer

15.3 Specific Performance and Injunctive Relief. Each of the Parties shall have and retain under this Agreement all rights and remedies existing in their favor, at law or in equity, including (without limitation) the right to bring actions for specific performance and injunctive and other equitable relief to enforce or prevent a breach or violation of this Agreement. All such rights and remedies shall be cumulative to the extent permitted by law. Each Party agrees that irreparable damage would occur in the event that any of the material provisions of this Agreement are not preformed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.
15.4 Waiver of Breach. Either Party may waive a breach by the other Party, provided that no waiver by or on behalf of either Party of any breach of any of the covenants, provisions, conditions, restrictions or stipulations contained in this Agreement shall take effect or be binding on Buyer or Seller unless the waiver is reduced to writing and executed by such Party, and any such waiver shall be deemed to extend only to the particular breach waived and shall not limit or otherwise affect any rights that Buyer or Seller may have with respect to any other or future breach.
15.5 Seller’s Right to Suspend Deliveries. If at any time during the continuation of a payment Event of Default as described in Section 15.1.1 on the part of Buyer has occurred and is continuing, then until the date the Event of Default is cured Seller may suspend deliveries of Coal hereunder upon two (2) Business Days’ prior Notice to Buyer. If the payment Event of Default described above continues after such two (2) Business Day period, Seller’s suspension will become effective. If the suspension continues for more than ten (10) Days, then notwithstanding the subsequent remedy of such Event of Default, Seller shall not be required to resume deliveries of Coal hereunder for a reasonable period of time taking into account alternative supply arrangements and Mine operational considerations that Seller may have undertaken as a result of such Buyer non-performance; provided, however that in no event shall Seller take longer than sixty (60) Days following the date such Event of Default is cured to resume deliveries.
15.6 Cumulative Remedies. The remedies provided in this Agreement are not intended to be exclusive, but shall be cumulative and in addition to any other remedy referred to herein or otherwise available to either Party at law or in equity. If Buyer suspends deliveries hereunder pursuant to Section 5.2, Seller’s payment of Buyer’s third party Coal replacement costs as described in Section 5.2.3 shall be the exclusive remedy for Buyer with respect to such suspension (subject to Section 15.1.2). Whenever Buyer accepts a delivery of coal that does not conform to the quality specifications set forth in Section 5.2 above (with respect to Btus), the Btu Quality Adjustment shall be the exclusive remedy for Buyer.

15.7 Limitation of Liabilities. Without limiting the provisions of Section 11, neither Party shall be liable to the other Party for any punitive, special, incidental or consequential damages based upon breach of any warranty or of contract, negligence or any other theory of legal liability arising under or out of this Agreement.
15.8 Right of Refusal. In connection with termination of this Agreement for any reason other than an Event of Default by Seller, Seller shall have a right of refusal to match any third-party offer to supply coal to Buyer’s Facility for a five (5) year period beginning on the date of termination of this Agreement. Seller’s right of refusal pursuant to this Section 15.8 shall be exercised pursuant to and in accordance with the Right of Refusal Agreement (a form of which is attached hereto as Exhibit B) executed by both of the Parties on or before the Effective Date.
SECTION 16. CHOICE OF LAW; DISPUTE RESOLUTION
16.1 Choice of Law. The Parties agree that this Agreement shall be deemed to have been made and entered into in the State of Illinois, and all questions arising out of or affecting this Agreement, including but not limited to those concerning validity, interpretation, performances, breach, remedies and termination, shall be governed by and decided in accordance with the law of the State of Illinois without giving effect to principles of conflict of law.
16.2 Arbitration. The Parties agree to make a diligent, good faith attempt to resolve any dispute before commencing dispute resolution by arbitration with respect to any such dispute and, with respect to any dispute regarding amounts owed under this Agreement, to pay such undisputed amounts pursuant to the terms hereof. If, despite the Parties’ diligent, good faith attempt to resolve such dispute pursuant to the first sentence of this Section 16.2, the Parties do not resolve such dispute, then at the written request of either Party, senior officers of each Party shall meet at any mutually agreed location in Illinois within thirty (30) Days of receipt of such request to resolve the dispute. If despite such meeting the Parties do not resolve the dispute, or if no such meeting takes place within such time despite one Party’s attempts therefor, either Party may commence arbitration in accordance with the next paragraph. Arbitration shall be the sole remedy for any dispute, and shall be binding and final among the Parties.
16.3 AAA Exceptions. Any dispute under this Agreement that has not been resolved pursuant to Section 16.2 above, shall be settled by binding arbitration in accordance with the American Arbitration Association rules and procedures with the following exceptions:
     16.3.1 Selection of Arbitration Panel. Within ten (10) Days after one Party sends the other Party Notice of the commencement of arbitration under this Section 16.2.1, each Party shall select one Person to act as arbitrator and the two selected arbitrators shall, within ten (10) Days of their appointment, select a third neutral arbitrator who shall chair the arbitration panel. Each arbitrator shall be a Person having experience in commercial agreements and, in particular, the implementation and interpretation of contracts relating to the supply of coal. No arbitrator shall be a present or former employee or agent of, or consultant or counsel to, either Party or any affiliate thereof. If the arbitrators selected by the Parties are unable or fail to agree upon the third arbitrator within ten (10) Days after their appointment, then the third arbitrator and chairman of the arbitration panel shall be selected by the American Arbitration Association.
     16.3.2 Arbitration Process. Consistent with the expedited nature of the arbitration, each Party shall, upon the written request of the other Party, promptly provide the other Party with written copies of documents relevant to the issue raised in the dispute. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the chairman of the arbitration panel, which determination shall be final and conclusive. All discovery shall be completed within thirty (30) Days following the appointment of the chairman of the arbitration panel.
     16.3.3 Arbitration Award. The arbitration award shall be made within sixty (60) Days of the appointment of the chairman of the arbitration panel and the arbitrators shall agree to comply with this schedule before accepting appointment. However, this time limit may be extended or reduced by mutual agreement of the Parties, if necessary.
     16.3.4 Arbitration Costs. The losing Party, as determined by the arbitration award, shall bear all costs of the arbitration, including (without limitation, its own costs and expenses, the other Party’s reasonable costs and expenses and the arbitrators and administrative fees of arbitration. The place of arbitration shall be Chicago, Illinois unless otherwise agreed by both of the Parties.
     16.3.5 Enforcement of Award. Judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof.
16.4 Remedies. Notwithstanding anything in this Agreement to the contrary, nothing in Section 16.2 is intended to, nor shall it, prevent either Party from seeking injunctive or other equitable relief at any time as may be available under law or in equity in order to specifically enforce a right or obligation under this Agreement in existence prior to that Party seeking such injunctive or other equitable relief.
16.5 No Consolidation. Unless the Parties otherwise agree, no dispute, controversy or claim hereunder shall be consolidated with any other arbitrable proceeding involving any third party.

SECTION 17. REPRESENTATIONS AND WARRANTIES
17.1 Buyer’s Representations and Warranties. Buyer expressly represents and warrants to Seller that Buyer (i) is duly organized and in good standing under the Applicable Law of the State of Delaware, (ii) is qualified to do business in all jurisdictions where the conduct of its business or ownership of its assets requires qualification, (iii) to the best of its knowledge, upon due inquiry, Buyer has or reasonably believes that it will be able to obtain on a timely basis, all material permits and other governmental approvals and authorizations required to perform its material obligations under this Agreement and to operate Buyer’s Facility, (iv) is otherwise legally capable and duly authorized to execute and perform this Agreement and (v) has the power and authority to enter into this Agreement and upon execution of this Agreement by both of the Parties, this Agreement shall constitute the valid and binding agreement of Buyer enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium or similar Applicable Law affecting the rights of creditors or by general equitable principles (whether considered in a proceeding in equity or at law).
17.2 Seller’s Representations and Warranties. Seller expressly represents and warrants to Buyer that Seller (i) is duly organized and in good standing under the Applicable Law of the State of Delaware, (ii) is qualified to do business in all jurisdictions where the conduct of its business or ownership of its assets requires qualification, (iii) to the best of its knowledge, upon due inquiry, Seller has or reasonably believes that it will be able to obtain on a timely basis, all material permits and other governmental approvals and authorizations required to perform its material obligations under this Agreement, (iv) is otherwise legally capable and duly authorized to execute and perform this Agreement, and (v) has the power and authority to enter into this Agreement and upon execution of this Agreement by both of the Parties, this Agreement shall constitute the valid and binding agreement of Seller enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium or similar Applicable Law affecting the rights of creditors or by general equitable principles (whether considered in a proceeding in equity or at law).
17.3 Seller’s Representations and Warranties of Title. Seller’s Affiliate has rights to the coal reserves at the Gateway Mine and all Coal delivered to Buyer under this Agreement shall be free and clear of all liens and encumbrances.
17.4 Seller’s Exclusion of Implied Warranties. THE WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT ARE THE SOLE WARRANTIES GIVEN BY EITHER PARTY TO THE OTHER IN CONNECTION WITH THE SALE, DELIVERY, AND QUALITY OF THE COAL TO BE PROVIDED UNDER THIS AGREEMENT. THE PARTIES EXPRESSLY WAIVE AND DISCLAIM ANY STATUTORY OR IMPLIED WARRANTIES THAT MAY BE APPLICABLE TO THE SUBJECT MATTER OF THIS AGREEMENT INCLUDING,

BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.
SECTION 18. INVOICING AND PAYMENT
18.1 Invoicing Procedures. Seller shall invoice Buyer monthly for deliveries under this Agreement. On or before the tenth (10th) Day of each month of a Delivery Year, Seller shall send Buyer an invoice for all coal tendered for delivery and accepted by Buyer during the preceding month. Nothing contained in this Section 18 shall restrict Seller from sending an amended or corrected invoice to take into account changes in the Contract Price not known at the date of the original invoice or to correct errors in the original invoice.
18.2 Payment Procedures. Buyer shall pay invoices by wire transfer within thirty (30) Days after the receipt of each monthly invoice. If Seller does not receive timely payment, then interest shall be charged at the prime rate in effect on that date (as set by the Chase Manhattan Bank of New York on ninety (90) Day commercial loans as of the date payment is due) plus two percent (2%), but in no event in excess of the highest rate allowed by Applicable Law.
18.3 Disputed Invoices. Buyer shall pay all invoices issued by Seller in accordance with this Section 18, except those portions of any invoice that Buyer formally disputes in a Notice, which Notice Buyer shall submit to Seller within ten (10) Days after receiving the invoice. Buyer shall pay all undisputed portions of each disputed invoice. The Parties shall make every reasonable effort to settle invoice disputes promptly through good faith negotiations. If the Parties fail to settle such disputes, either Party may refer them to arbitration in accordance with Section 16. Payment of disputed amounts shall be made within ten (10) Days following either (i) the date of settlement, or (ii) the date of an arbitration award. Thereafter, such amounts shall accrue interest at the late payment rate established pursuant to Section 18.2. Buyer shall have the right to take any payment owed it in cash or credit on the next regular invoice.
SECTION 19. ASSIGNMENTS AND COOPERATION WITH FINANCING
19.1 Assignment Not Allowed. Except as provided in this Section 19, neither Buyer nor Seller shall assign any rights under this Agreement unless the other Party consents thereto in writing, which consent shall not be unreasonably withheld.
19.2 Assignment to Affiliate. Either Party, without the consent of the other Party, may assign rights or delegate obligations under this Agreement in whole or in part, upon thirty (30) Days’ prior Notice to the other Party, to an Affiliate who assumes the obligations delegated under this Agreement. A Party who assigns rights or delegates obligations to an Affiliate shall do so in writing, and shall provide a copy of such writing to the other Party. In all circumstances, the Party who initiates an assignment or delegation shall remain liable to the other Party for its Affiliate’s full performance of the Party’s obligations under this Agreement.
19.3 Assignment By Seller. Seller, without the consent of Buyer, may assign rights or delegate obligations under this Agreement in whole or in part upon thirty (30) Days’ prior Notice to the other Party, to any Person that acquires all or substantially all of the assets of the Mine, provided that such Person must assume the obligations delegated under this Agreement. Seller shall assign rights or delegates obligations under this Section 19.3 pursuant to a written agreement, and shall provide a copy of such written Agreement to Buyer. In addition, Seller, without the consent of Buyer, may assign, transfer, pledge or encumber to any Person all or any part of Seller’s revenues or proceeds under or with respect to this Agreement. In connection with any assignment or delegation pursuant to this Section 19.3, Seller shall remain liable to Buyer for the assignee’s full performance of Seller’s assigned or delegated obligations under this Agreement.
19.4 Assignment By Buyer. Buyer shall assign its obligations and may assign its rights under this Agreement upon thirty (30) Days’ prior Notice to Seller, to any Person that acquires all or substantially all of Buyer’s Facility and such Person must assume the obligations delegated under this Agreement. Buyer shall assign obligations and may assign rights under this Section 19.4 pursuant to a written agreement, and shall provide a copy of such written Agreement to Seller. In connection with any assignment or delegation pursuant to this Section 19.4, Buyer shall remain liable to Seller for the assignee’s full performance of Buyer’s assigned or delegated obligations under this Agreement.
19.5 Cooperation with Financing. Buyer contemplates obtaining debt financing in the amount of at least $200,000,000 for all or part of the cost of its proposed feedstock conversion of Buyer’s Facility from natural gas to coal gasification and/or construction of a Fischer-Tropsch clean fuels production facility consisting of one or more construction or permanent loans to be secured by all or a portion of Buyer’s Facility and its rights under this Agreement and certain equity contributions from the shareholders of Buyer (together the “Financing”). In the event Buyer applies for or obtains any Financing or any refinancing thereof, Seller shall, notwithstanding the existence of any claim, dispute or litigation between the Parties, promptly execute or consent to a Consent and Agreement in form and substance reasonably satisfactory to Seller, including any additional terms or provisions reasonably requested by any Lender that do not impose significant additional liability or cost on Seller or diminish its rights hereunder, and such other documents, including but not limited to any amendments to this Agreement, which are reasonably required by any Lender in connection with such Financing or refinancing thereof and which are in form and substance reasonably acceptable to the Parties; provided, however, that Seller and its counsel shall have a reasonable period of time prior to the execution of such Consent and Agreement within which to review any such documents, and such Consent and Agreement will include the obligation of the Lenders to assign this Agreement to the Person that receives all or substantially all of the assets of Buyer and/or the Facility in connection with the exercise by any Lender of its collateral and security rights with respect to the Buyer and the Facility in connection with the Financing or refinancing thereof. So long as the Lenders’ requested terms or provisions or required amendments do not materially change the terms of this Agreement and do not impose significant additional liability or cost on Seller, they shall be deemed reasonable. Seller shall respond to reasonable requests by any Lender for information regarding the qualifications, experience, past performance and financial condition of Seller and other matters pertaining to Seller’s participation hereunder and in the Facility.
19.6 Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective, authorized successors and assigns.
SECTION 20. SECURITY
20.1 Seller Guaranty. On or before the Effective Date, Seller shall cause to be delivered a guaranty of Seller’s payment obligations under and in respect of this Agreement from Peabody in the form attached hereto as Exhibit C (the “Seller Parent Guarantee”). Once provided, the Seller Parent Guarantee shall remain in effect throughout the remainder of the Term.
20.2 Creditworthiness of Buyer. If at any time during the Term Buyer’s rating on its long term debt or Buyer’s corporate credit rating is below investment grade (“BBB-“ as defined by Standard & Poor’s or “Baa3” as defined by Moody’s, or the equivalent rating as defined by other nationally recognized Public rating agencies) or Buyer does not have publicly rated senior unsecured long term debt, then within ten (10) Business Days of such event Buyer shall provide Seller with Adequate Assurances. In addition, in the event Adequate Assurances are provided, such Adequate Assurances must be in amount sufficient to cover [*]. Until the Adequate Assurances are received, Seller shall only be obligated to deliver Coal to Buyer hereunder upon receipt of full payment for each Coal delivery at least three (3) Business Days in advance of such delivery. The failure by Buyer to provide Adequate Assurances within thirty (30) days shall constitute an Event of Default by Buyer.
20.3 Adequate Assurances. “Adequate Assurances” means (i) a Letter of Credit, (ii) unconditional guaranty of all of Buyer’s payment obligations under the Agreement by a guarantor having an investment grade rating (as described in Section 20.2 above), (iii) cash collateral equal to at least [*] days of Coal shipments to Buyer for Coal sold under this Agreement based on historical data (or such greater amount as is determined pursuant to Section 20.2), or (iv) other payment security reasonably satisfactory to Seller. A “Letter of Credit” satisfying clause (i) of the definition of Adequate Assurances shall (A) be in an initial amount and maintained at an amount equal to at least [*] days of Coal shipments to Buyer for

Coal sold under the Agreement based on historical date (or such greater amount as is determined pursuant to Section 20.2) and (B) be one or more irrevocable, transferable standby letters of credit issued by a U.S. commercial bank or a foreign bank with a U.S. branch with such bank having a credit rating of at least “A-“ from Standard & Poor’s or “A3” from Moody’s (or an equivalent rating from another nationally recognized public rating agency), in form and substance reasonably acceptable to Seller. Buyer shall be solely responsible for all costs of and associated with any Letter of Credit and Seller’s exercise of its rights thereunder.
SECTION 21. CONFIDENTIALITY
     Each Party shall maintain as confidential all provisions of this Agreement that pertain to the quality, pricing and escalation of the pricing of Coal, and all business records relating to the negotiation of this Agreement and the Parties’ performance of their respective obligations hereunder. Notwithstanding the foregoing, each Party may disclose such information to its board of directors or other internal governing body, Affiliates, independent auditors, bankers, brokers, consultants, and advisors, provided that such persons agree with a Party (and such Party remains obligated to the other Party for any breach thereof by such persons) to the same confidentiality obligations contained in this Agreement. Nothing in this provision shall prohibit either Buyer or Seller from making public the existence of this Agreement, the term of this Agreement, or the tonnage of Coal covered by this Agreement. Buyer and Seller acknowledge specifically that this provision shall not prohibit the disclosure of confidential information:
(i)	to an independent firm of Certified Public Accountants for the purpose of auditing and verifying price calculations under or pursuant to this Agreement;

(ii)	to the arbitrator(s) appointed to hear disputes in accordance with the procedures set forth at Section 16 of this Agreement;

(iii)	to a Court in connection with the enforcement of arbitration awards or arbitration obligations or any other dispute under this Agreement;

(iv)	in response to an order, directive, or request for information from a governmental authority, court, or litigant, where the disclosure of information is required by law;

(v)	to the actual or potential Lenders, equity investors in Buyer and their consultants and advisors and Standard & Poor’s and Moody’s;

(vi)	as required to comply with any law, rule, regulation or other directive or requirement of or in connection with any report or information filed with the Securities and Exchange Commission or other appropriate governmental authority or agency; or

(vii)	to consultants and contractors performing work related to this Agreement who agree in writing to protect the confidentiality of such information as and to the extent provided in this Agreement.
     In the foregoing situations, the Party disclosing information shall comply with any specific confidentiality requirement(s) imposed by this Agreement, shall notify the other Party as soon as practicable prior to disclosure, and shall otherwise take reasonable measures to limit the disclosure of confidential information in a manner consistent with Applicable Law. Such measures shall include, as appropriate and permitted by Applicable Law, filing documents under seal, redacting specific pricing information from disclosed documents, and disclosing documents subject to court-approved protective orders.
SECTION 22. NOTICES
22.1 General Notices. Except as otherwise specifically provided by this Agreement, any notice provided for pursuant to this Agreement or given or made in connection with this Agreement, shall be in writing and shall be deemed properly and sufficiently given or made if delivered in person with receipt acknowledged in writing by the recipient, sent by registered or certified mail return receipt requested, to the respective Parties at the addresses specified below:
     If to Seller, addressed to:
COALSALES, LLC
701 Market Street
Suite 830
St. Louis, Missouri 63101-1826
Attention: President
Attention: Senior Vice President & Marketing Midwest
With a copy to:
Peabody Energy Corporation
701 Market Street
Suite 830
St. Louis, Missouri 63101-1826
Attention: Executive Vice President Law

     If to Buyer, addressed to:
Rentech Energy Midwest Corporation
P.O. Box 229
16675 Highway 20
East Dubuque, Illinois 61025-0229
Attention: President
With a copy to:
Rentech, Inc.
10877 Wilshire Boulevard
Suite 710
Los Angeles, California 90024
Attention: Chief Financial Officer
22.2 Effectiveness. No notice is effective unless it is given or made in compliance with Section 22.1. Notices given or made in compliance with Section 22.1 are effective as of the time of delivery to or receipt by the Party to whom the notice is addressed; provided, however, that if a notice given or made other than in writing is confirmed by the Party giving or making notice within 48 hours of receipt in compliance with Section 22.1, the effectiveness of the notice relates back to the time of the receipt.
22.3 Changes in Persons and Addresses. The persons or address of any Party to which notice shall be given pursuant to this Agreement may be changed at any time pursuant to this Section 22.3 by giving notice to the other Party.
SECTION 23. WAIVERS
     The failure of either Party to require strict performance of any provision of this Agreement by the other Party, or the forbearance to exercise any right or remedy under this Agreement shall not be construed as a waiver by such Party of the right to require strict performance of any such provision or the relinquishment by such Party of any such right or remedy it might have with respect to any subsequent breach of such provisions. All waivers shall be signed in writing, designated a waiver, and signed by the waiving Party, and shall recite the rights waived.
SECTION 24. HEADINGS AND SECTION NUMBERS — CONSTRUCTION
24.1 Headings Not to Affect Construction. The headings of the sections of this Agreement are inserted for convenience only and shall have no effect on the construction, interpretation, or meaning of this Agreement.

24.2 References to Section Numbers. All references in this Agreement to a section of this Agreement will be interpreted to refer to the entire section, including subsections. For example, a reference to Section 1, Defined Terms, refers not only to the introductory text on Section 1, but also to all of the subsections of Section 1.
SECTION 25. AMENDMENTS
     Any and all amendments, supplements, and modifications to this Agreement shall be effective only if in writing and signed by the Parties.
SECTION 26. COMPLETE AGREEMENT
     This Agreement is the complete and total expression of all agreements, contracts, covenants, and other promises between Seller and Buyer related to the sale of Coal to Buyer.
SECTION 27. COUNTERPARTS
     Buyer and Seller may execute this Agreement in two or more counterparts, each of which shall constitute an original document and all of which taken together shall constitute a single Agreement.

     IN WITNESS WHEREOF, the Parties have duly executed this Agreement in their respective corporate names as of the 25th day of May, 2007.

RENTECH ENERGY MIDWEST CORPORATION

By:	/s/ Merrick Kerr

Name: Merrick Kerr
Title: Vice President

COALSALES, LLC

By:	/s/ Bryan Galli

Name: Bryan Galli
Title: President